Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 Israel Chemicals Ltd:

 We consent to the incorporation by reference in the registration statement (No. 333-205518) on Form S-8 of Israel Chemicals Ltd. (“the Company”) of our report dated February 26, 2019, with respect to the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 20-F of the Company.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International
Tel Aviv, Israel
 February 26, 2019